

Messina Minerals Inc.
2300 – 1066 West Hast[illegible]
Vancouver, British Colu[illegible]
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508



PRESS RELEASE

February 28, 2008

Messina (MMI-TSXV) Results of AGM

Messina Minerals Inc. (MMI-TSXV) announces the results of its Annual General Meeting ("AGM") held in Vancouver on February 26, 2008.

AGM Results
The following matters were approved at the meeting as set out in the Company's Information Circular dated January 8, 2008:

- Davidson & Company were re-appointed as the auditor of the Company.
- The Company's Stock Option Plan was renewed.
- The number of Directors was set at seven (7).
- Steve Brunelle, David McCue, Gary McDonald, Peter Mordaunt, John Pallot, Peter Tallman and Gordon Ulrich were elected as Directors of the Company.

Grant of Options
The Company has granted under its Stock Option Plan 850,000 options to certain employees, officers, directors, and/or consultants effective February 28, 2008 at a price of $0.49 for a term of three years.

The Company has also granted BMK Communications Inc ("BMK") a total of 150,000 incentive stock options at a price of $0.49 for a term of three years from the date of this release, subject to regulatory approval. The options will vest 25% upon granting and 25% every four months during this one year period. BMK provides corporate communications services to public companies and specializes in the development and management of customized marketing programs.

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland in a region known historically for its zinc resources and where the Company has outlined indicated/inferred mineral resources at "Boomerang" and "Domino". Messina's strategy is to discover zinc-copper mineralization that is additive to the Company's zinc-lead-copper-silver-gold resource base.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

For further information
Please contact:
Peter Tallman, President or Carey Livingstone, Corporate Communications
(604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com